October 17, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo

Re:	Nuveen New York AMT-Free Municipal Income Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-183691

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on September 28, 2012 with respect to the Registrant’s Registration Statement filed on August 31, 2012 on Form N-14 relating to the issuance of common shares in connection with the proposed reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”) of: (i) Nuveen New York Investment Quality Municipal Fund, Inc. (“Investment Quality”); (ii) Nuveen New York Select Quality Municipal Fund, Inc. (“Select Quality”); (iii) Nuveen New York Quality Income Municipal Fund, Inc. (“Quality Income”); (iv) Nuveen New York Premium Income Municipal Fund, Inc. (“Premium Income”); and (v) Nuveen New York Dividend Advantage Municipal Income Fund (“Dividend Advantage” and collectively with Investment Quality, Select Quality, Quality Income and Premium Income, the “Acquired Funds” or, each individually, an “Acquired Fund”) into the Acquiring Fund. The Acquiring Fund and Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis. The Registrant notes in particular, the following reasons:

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales

Securities and Exchange Commission

October 17, 2012

A.	The Registrant is the only New York municipal fund among the six Funds that has the investment objectives of investing primarily in municipal securities exempt from the federal alternative minimum tax applicable to individuals (the “AMT”), in addition to regular federal, New York State and New York City income taxes. The AMT feature of the objectives is an integral component of the investment program that the Adviser wishes to survive the Reorganizations.

B.	The organizational structure of the Registrant is the Adviser’s desired structure for the combined fund. The Registrant is organized as a Massachusetts business trust, unlike the Acquired Funds (with the exception of Dividend Advantage) each of which is organized as a Minnesota corporation.

C.	To the extent that there are variances in fee structures among the Funds, the fee structure of the Registrant is the desired structure to survive the Reorganizations. As addressed in the accounting survivor analysis attached hereto as Appendix A, the fund-level management fee schedule for the Registrant is the same as Dividend Advantage and lower than the fee schedule in effect for each of the other Acquired Funds for managed asset levels between $2 billion and $5 billion (each Fund has equivalent fund-level fee rates for managed assets up to $2 billion).

(2)	Comment: In the Answer to the Question “Why has each Fund’s [Board of Directors or Board of Trustees (each, a “Board” or the “Board”)] Board recommended these proposals?” in the Q&A Section, please address whether the Board considered the anticipated increase in total annual operating expenses per common share, including the costs of leverage, for Quality Income’s shareholders as shareholders in the combined fund.

Response: The Registrant has revised the disclosure to indicate that the Board considered that higher leverage costs would result in higher expenses to the extent that the costs of leverage exceed returns from leverage proceeds. As already disclosed in the joint proxy statement/prospectus, the Board also considered that the greater size of the combined fund would provide Nuveen Fund Advisors, Inc., the investment adviser to each Fund (the “Adviser”), with greater flexibility in managing the leverage of the combined fund.

Securities and Exchange Commission

October 17, 2012

(3)	Comment: In the Answer to the Question “What are the potential benefits of the Reorganizations to common shareholders?” in the Q&A Section, please explain why the potential for higher common share net earnings and enhanced total returns over time may increase investor interest in the combined fund and lead to higher common share market prices relative to net asset value.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(4)	Comment: In the Answer to the Question “What are the potential benefits of the Reorganizations to common shareholders?” in the Q&A Section, please explain how the Reorganizations are expected to result in increased flexibility in managing the structure and costs of leverage over time.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(5)	Comment: Please explain how combining the Funds will provide the combined fund with the ability to invest in a more diverse pool of securities as stated in the Answer to the Question “How will preferred shareholders be impacted by the Reorganizations?” in the Q&A Section.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(6)	Comment: Please explain the basis for the statement that the Reorganizations are expected to result in the same or higher distribution rate for each Fund.

Response: The Registrant has added disclosure in response to the staff’s comment.

(7)	Comment: In light of the difference between the Acquiring Fund and the Acquired Funds in investment policy concerning the AMT, please confirm to the staff that the portfolio turnover rate expected to occur solely in connection with the Reorganizations is currently expected to be less than 5% of the assets of each Acquired Fund. Are any forced sales of portfolio securities expected to occur solely in connection with the Reorganizations? If so, please add disclosure to this effect in the Answer to the Question “Do the Reorganizations constitute a taxable event for the Acquired Funds’ shareholders?” in the Q&A Section.

Securities and Exchange Commission

October 17, 2012

Response: The Registrant confirms that: (i) it is not currently expected that any significant portfolio sales will occur solely in connection with the Reorganizations and that the portfolio turnover rate is currently expected to be less than 5% of each Acquired Fund’s assets; and (ii) no forced sales are expected to occur in connection with the Reorganizations. The Registrant has added disclosure in light of the foregoing.

(8)	Comment: For the staff’s information, is liquidation of a Fund an action that the Board considers if all of the requisite shareholder approvals are not obtained and the Reorganizations do not occur?

Response: If the requisite approvals are not obtained and the Reorganizations do not occur, the Board has the discretion to take such actions as it deems in the best interests of each Fund and its shareholders. The Registrant does not believe that liquidation is an option that would be recommended by either the Adviser or the Board.

(9)	Comment: Please provide additional information concerning the basis for the allocation of the costs of the Reorganizations among the Funds. In particular, please explain whether: (i) the Acquiring Fund should bear a higher proportion of the Reorganization expense in light of its anticipated costs savings; and (ii) Quality Income’s allocation is fair in light of the anticipated increase in its total annual operating expenses per common share (including the costs of leverage).

Response: The Registrant believes that the allocation of the estimated costs of the Reorganizations as disclosed in the Q&A Section and elsewhere in the Registration Statement is appropriate and fair. The Registrant believes that the appropriate measure of evaluating operational efficiencies of the mergers is the operating expense ratio (exclusive of leverage) and that including the costs of leverage without the offsetting return benefits would skew the results. The Registrant notes that the methodology takes into account both cost savings and distribution rate increases.

(10)	Comment: In the discussion of the difference in board structure between the “Minnesota Funds” and the “Massachusetts Funds”, please disclose the consequence of a staggered board structure versus a non-staggered board structure.

Response: The Registrant has added disclosure in response to the staff’s comment.

Securities and Exchange Commission

October 17, 2012

(11)	Comment: Please add a summary of the pertinent comparative risk information for the Funds before the sub-section titled “Comparative Expense Information” in Section A. Synopsis, under Proposal No. 1, in the Joint Proxy Statement/Prospectus.

Response: The Registrant has added disclosure in response to the staff’s comment.

(12)	Comment: In the comparative performance information table, please add a parenthetical for each Fund with its inception date.

Response: The Registrant has added disclosure in response to the staff’s comment.

(13)	Comment: In the sub-section titled “Reasons for the Reorganizations” in Section C. Information About the Reorganizations, under Proposal No. 1, in the Joint Proxy Statement/Prospectus, please address, if applicable, whether the Board considered: (i) the differences in the estimated costs of leverage for each Fund following the Reorganizations; and (ii) the change in board structure for shareholders of an Acquired Fund organized as a Minnesota corporation following the Reorganizations.

Response: The Registrant has added disclosure in response to the staff’s comment to the extent consistent with the minutes from the Board meeting at which the Reorganizations were considered.

(14)	Comment: In the sub-section titled “Expenses Associated with the Reorganizations” in Section C. Information About the Reorganizations, under Proposal No. 1, in the Joint Proxy Statement/Prospectus, please include the estimated costs of leverage in determining and disclosing the anticipated period of time following the Closing Date by which the projected costs of each Reorganization are expected to be recovered. Please add information concerning this payback period to the Q&A Section, in response to the Question “Will I have to pay any fees or expenses in connection with the Reorganizations?”.

Response: The Registrant has eliminated the disclosure regarding the payback period.

(15)

Comment: For the staff’s information, please explain why the fundamental investment policies of the Acquiring Fund are listed together with those of Dividend Advantage in the “Investment Restrictions” section of the Statement of Additional Information for the Reorganizations (the “Reorganization SAI”).

Securities and Exchange Commission

October 17, 2012

Response: For the staff’s information, Dividend Advantage is grouped with the Acquiring Fund due to both presentation/space limits in the Reorganization SAI and the consistency in fundamental investment policies between the Acquiring Fund and Dividend Advantage.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/Nathaniel Segal

APPENDIX A

NUVEEN NEW YORK AMT-FREE MUNICIPAL INCOME FUND

NUVEEN NEW YORK INVESTMENT QUALITY MUNICIPAL FUND, INC.

NUVEEN NEW YORK SELECT QUALITY MUNICIPAL FUND, INC.

NUVEEN NEW YORK QUALITY INCOME MUNICIPAL FUND, INC.

NUVEEN NEW YORK PREMIUM INCOME MUNICIPAL FUND, INC.

AND

NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL INCOME FUND

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen New York Investment Quality Municipal Fund, Inc. (“Investment Quality”), Nuveen New York Select Quality Municipal Fund, Inc. (“Select Quality”), Nuveen New York Quality Income Municipal Fund, Inc. (“Quality Income”), Nuveen New York Premium Income Municipal Fund, Inc. (“Premium Income”), Nuveen New York Dividend Advantage Municipal Income Fund (“Dividend Advantage” and, together with Investment Quality, Select Quality, Quality Income and Premium Income, the “Acquired Funds”) and Nuveen New York AMT-Free Municipal Income Fund (the “Acquiring Fund,” and, together with the Acquired Funds, the “Funds”), believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Corporate Structure	The Acquiring Fund is the legal survivor of the reorganizations. In addition, the Acquiring Fund is organized as a Massachusetts business trust, while four of the five Acquired Funds are organized as Minnesota corporations. The combined fund will retain the corporate structure and staggered board structure of the Acquiring Fund.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund. Each Fund is managed by Nuveen Asset Management (the “Sub-Adviser”), a registered investment advisor and wholly-owned subsidiary of the Adviser. Scott R. Romans, Ph.D., Senior Vice President of Nuveen Investments, manages each of the Funds.

Expense Structures and Expense Ratios	The expense structures of the Funds are similar. It is intended that the reorganization would result in lower operating expenses per common share (excluding costs of leverage) from greater economies of scale as the combined fund’s size will result in a lower effective management fee rate and allow fixed operating expenses to be spread over a larger asset base. In addition, the fund-level management fee schedule for the Acquiring Fund is the same as Dividend Advantage and lower than the fee schedule in effect for each of the other Acquired Funds for managed asset levels between $2 billion and $5 billion[2] (each Fund has equivalent fund-level fee rates for managed assets up to $2 billion). The fee schedule of the Acquiring Fund will remain in place following the reorganizations.

1         See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

2         The fund-level management fee is based only on the amount of “managed assets” within each Fund. The amount of qualifying assets is calculated based upon the aggregate daily managed assets of all Nuveen-sponsored open-end and closed-end Funds (collectively, the “Nuveen Funds”) (as “Managed Assets” is defined in each Nuveen Fund’s investment management agreement, which, with respect to the closed-end funds, generally includes assets attributable to any preferred shares that may be outstanding and any borrowings), but excluding assets attributable to (i) investments by Nuveen Funds in other Nuveen Funds and (ii) the amount, as of January 1, 2011, of managed assets in excess of $2 billion in the Funds that were added to the Nuveen Fund family on that date in connection with Nuveen Fund Advisors’ assumption of the management of the former First American Funds. The pricing structure enables the Funds’ shareholders to benefit from growth in assets within each individual fund as well as from growth of complex-wide assets managed by Nuveen Fund Advisors.

Investment Objective, Policies and Restrictions	The Acquiring Fund and Acquired Funds have substantially similar investment objectives, policies and restrictions. The Acquired Funds’ investment objectives are to provide current income exempt from regular federal, New York State and New York City income taxes and to enhance portfolio value relative to the municipal bond market by investing in tax-exempt municipal bonds that the Adviser believes are underrated or undervalued or that represent municipal market sectors that are undervalued. The Acquiring Fund’s investment objectives are the same as those of the Acquired Funds, except that in addition to seeking to provide current income exempt from regular federal income and New York State and New York City income tax, the Acquiring Fund seeks to provide current income exempt from the federal alternative minimum tax applicable to individuals. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objective, policies and restrictions of the Acquiring Fund the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of July 31, 2012, the Acquiring Fund had approximately $82 million in total managed assets. As of the same date, Investment Quality, Select Quality, Quality Income, Premium Income and Dividend Advantage had approximately $392 million, $543 million, $542 million, $185 million and $177 million in total managed assets, respectively.

In terms of the structure of the transaction, upon the closing of the reorganization each Acquired Fund will transfer all of its assets to the Acquiring Fund in exchange for common and preferred shares of the Acquiring Fund, and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund. Each Acquired Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Acquired Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of each Acquired Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Acquired Fund held immediately prior to the reorganization (including for this purpose fractional Acquiring Fund shares to which shareholders would be entitled). Fractional shares will be sold on the open market and shareholders will receive cash in lieu of such fractional shares. Holders of preferred shares of each Acquired Fund will receive on a one-for-one basis newly issued preferred shares of the Acquiring Fund having substantially the same terms as the Acquired Fund preferred shares held immediately prior to the closing of the Reorganization.

An analysis of the NAST Factors is consistent with this structure and result. Four of the five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

*        *        *         *        *

October 17, 2012

Mr. Kieran Brown

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen New York AMT-Free Municipal Income Fund (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-183691

Dear Mr. Brown:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on September 28, 2012 with respect to the Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on August 31, 2012.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen New York AMT-Free Municipal Income Fund

By:	/s/Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary